U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB - Amendment No. 1

File No. 0-50608

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

PACIFIC ALLIANCE VENTURES LTD.

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0414501

(I.R.S. Employer Identification Number)

Suite C102, 10000 North 31st Avenue

Phoenix, Arizona   85051   USA

(Address of principal executive offices)

Telephone:  (602)252-4477

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

PART I

Item 1.  Description of Business

Business Development

We were incorporated on October 20, 2003 under the laws of the State of Nevada to initiate our business as a marketing, advertising and publishing company.

We have not been involved in any bankruptcy, receivership or similar proceedings.  We have not engaged in any other material re-classification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.  Our company has a December 31 fiscal year end.

Description of our Business

(i)

Our Principal Products and Their Markets

We are a marketing and advertising service provider.  Primarily, we design marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.  Since marketing and advertising is an extensive business across many business sectors, we have focused our niche primarily in direct target marketing.

We conduct our operational business through our offices in Phoenix, Arizona.  Our C.F.O. and Secretary is located in Vancouver, British Columbia and our regulatory and corporate affairs are handled in that office.  We intend to gradually increase our availability to corporate clients across North America in part through increased internet exposure as well as through traditional sales calls.  We work with a number of freelance designers, writers, and editors which enables us to react to customer demands without the need to incur large fixed overhead costs.  Thus, our day-to-day costs of business are minimal and we are able to quickly expand our operations if we are engaged by larger clients.  We do not currently have an operating website or Internet presence although we intend to develop an Internet website in the future as our cash resources permit.

We make and receive direct sales calls in our Phoenix office.  We design marketing and branding campaigns in conjunction with our clients and rely in part on our ability to custom-design marketing solutions in response to client’s needs to help us secure additional business.  We have sufficient funding for our current needs and will consider expansion through the acquisition of similar companies in cash or stock transactions.

We might be considered a "publisher" to the extent that we create and coordinate the production and distribution of marketing and advertising materials.  However, we do not publish any periodicals, magazines, books, newsletters or other for-fee publications.

Much of the publishing we will do will be for direct target marketing.  Direct target marketing is an industry that delivers advertisements to persons who are statistically likely to have an interest in particular products or services. As an example, regular readers of an automotive magazine are more likely to be interested in purchasing automotive products and services than the readers of a gardening magazine.  Subscribers of the automotive magazine are known to have an interest in automobiles by their subscription to an automotive magazine.  Those subscriber lists can be rented from list rental agencies to advertisers wanting to send advertisements to those same automotive magazine readers. The direct marketing industry is based on this premise, and as a company we rent applicable lists of targeted consumers who are reasonably expected to show a heightened interest in whatever product or service our client is offering.

We work with a number of freelance designers, writers and editors which enables us to react to customer demands without the need to incur large fixed overhead costs. Our objective is to minimize our day-to-day costs while retaining the ability to quickly expand our operations if we are engaged by larger clients. We have not entered into formal agreements with these subcontractors thus there is no assurance that they will be available to work with us in the future.

Our CEO, Velda King, makes and receives direct sales calls in our Phoenix office.  We design marketing and branding campaigns in conjunction with our clients and rely in part on our ability to custom-design marketing solutions in response to client’s needs to help us secure additional business.  We have sufficient funding for our current needs and will consider expansion through the acquisition of similar companies in cash or stock transactions.

Our primary goal is to strengthen our position as a regional marketing and advertising service provider and to become a national service provider.  We believe that by maintaining our “hands-on” custom-designed marketing solutions, our plans for growth are realistic.

(ii)

Distribution methods of our products and services.

Our office in Phoenix is sufficient to support our current levels of business activity, and can support increased levels of activity.  Ultimately, we plan to build and maintain an internet presence as a method of introducing our marketing services to wider geographical areas at minimal cost.

After consultations with our clients, we produce mock-ups of intended advertising material.  The freelance writers, designers, and editors who we work with create complete advertisements or marketing packages that are then printed in whatever quantity our client requests.  We then work with data management companies and list rental agencies to gain access to groups of individuals who have expressed interest in products or services similar to those offered by our clients.   Finally, the advertisement is sent via U.S. Mail.

(iii)

Status of any publicly announced new product or service.

We have no plans for new products or services that we do not already offer.

(iv)

Competitive business conditions and our competitive position in the industry and methods of competition.

Marketing and advertising is a mature, wide-ranging business.  As such, we face extensive competition that is difficult to quantify.  We have hundreds or thousands of competitors.  There are few barriers for others to enter the marketing and advertising industry.  Our competitive position within our industry is determined by our ability to provide responsive marketing campaigns to our client’s satisfaction.  The unique intellectual approach we use in any given advertising campaign is the determining factor of our competitive stature.  In order to retain our clients' trust and grow our client list, we will have to develop creative advertising campaigns on a continual basis.

(v)

Sources and availability of raw materials and the names of principal suppliers.

Since we provide intellectual services and concepts, we directly receive no raw materials.  We do engage various sub-contractors in the U.S. to provide services such as design and editing.  We also engage commercial printers who provide paper and printing services.  Freelance writers, editors and designers are extensively available and we have no need to rely on exclusive agreements.  Commercial printers are also available for hire extensively across the U.S. at competitive rates and we do not intend to rely on any single subcontractor.  Management believes we enhance our competitiveness by not relying on single source subcontractors.

(vi)

Dependence on one or a few major customers.

To date, all of our revenue has been derived from one customer and one marketing and advertising contract.  We have no way of knowing whether our initial customer will require future marketing and advertising services from our company.  We are currently processing additional contracts which we will complete in 2004 and are currently working on two small contracts from one additional customer.  Our latest contracts are for the provision of creative and art and design work.  We are also sourcing new advertising and marketing work to build out our work in progress inventory for 2004.  Although there can be no assurance of future contracts, we have no reason to believe we will not be able to continue to secure additional work.  At this early stage in our development, we may rely on only one or two major clients at any time.  Over the course of a calendar year, this may result in our company serving only five or six major clients and a few less significant clients.  Our intent is to expand our annual business to 15-20 major clients as we expand our sales efforts.

(vii)

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

Our company does not own any patents or trademarks.  We are not party to any labor agreements or contracts.  Licenses, franchises, concessions and royalty agreements are not part of our business.  Depending upon the particular needs and demands of our clients, we may from time to time own the copyrights to the intellectual material we produce.  In this regard, our services can be protected from infringement by others and remain our exclusive property.

(viii)

Need for any government approval of principal products or services.

The marketing and advertising industries are governed by various state and federal laws.  We operate within all applicable laws.  There are no specific approvals which we require from any government or official agency with regard to our business of marketing.

(ix)

Effect of existing or probable governmental regulations on our business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

We have not expended any funds on research and development activities and do not expect to do so in the foreseeable future.

(xi)

Costs and effects of compliance with environmental laws (federal, state and local).

We are not subject to compliance with any local, state or federal environmental laws.

(xii)

Number of total employees and number of full time employees.

We currently have two part time employees.  Our C.F.O. and Secretary, Mr. Gerald Tuskey, works for our company on a part time basis.  He devotes approximately 10 hours per month to our business and concentrates on administrative matters and regulatory requirements.  Mr. Tuskey does not participate in the creation or production of client’s marketing and advertising programs.  Our C.E.O., Ms. Velda King, also works for our company on a part time basis but her workload will fluctuate and is effectively a full time job when large job orders are received.  Ms. King initiates and accepts sales calls and processes and coordinates all the sub contractors and freelance consultants required to fulfil our client’s needs.  She also provides creative themes, suggestions and guidance towards the fulfilment of marketing and advertising material, helping turn client’s ideas into workable advertisements.  Our company relies upon Ms. King’s expertise to such a large extent that our business would face a substantial risk should we lose her services.  On a day to day basis, Ms. King tries to locate new clients and manage existing clients.  Ms. King is not party to an employment agreement.

Item 2.  Plan of Operation

Our current working capital of approximately $130,000 is sufficient to fund the continuing operations and expansion of our business for the next 12 months.  It is also sufficient to pay the expenses associated with our reporting company obligations including increased accounting and legal fees.

We do not anticipate requirement for major capital expenditures during the next 12 months related to our ongoing business.  We do not conduct research and development and subcontract all actual production. Existing casual relationships with freelance designers and editors and their attendant costs are expected to remain relatively constant due to normal marketplace competition.  Costs for these services differ depending on the individual project with such variables as the number of pages, types of printing, number of colors, etc, all affecting the cost of any given project.  As a general guide, costs of US$1,000 per page for editors and US$500 per page for design are typical.  We have sufficient office space to accommodate existing and expanded operations for the next 12 months.

Contract employees are hired as needed.  There are no immediate plans to hire permanent employees.  We do not store goods in warehouses as this is a function performed by the commercial printers whom we engage to produce and distribute our advertising materials.

The following is a discussion of our general plan of operation for the next 12 months.  This plan of operation will be implemented by our C.E.O. and is based on her prior experience in the publishing and marketing industries.

Our primary target market is mid-sized companies trying to build brand, product and/or service recognition for their products, services, and companies.  These mid-sized companies are large enough to be able to fund significant marketing efforts, yet small enough to be aware that they need to differentiate themselves from their competitors in order to excel in their particular market sectors.  Because of our limited human resources we are not able to focus on any single industry and must accept clients from any industry.  There is a risk that our lack of industry focus could be construed by potential clients as a lack of expertise in their particular industry.

Because of the size and evolution of our clients, they usually do not have more than one person in their own companies devoted to marketing and promotions.  They are aware of their marketing needs, but not able to fulfill those needs internally.  This is different from larger companies that frequently are capable of designing and fulfilling their marketing and advertising requirements in-house; or smaller companies that are not sufficiently large to develop the budgets required for effective direct marketing campaigns.

Thus, our services fit a real need for marketing expertise.  Our attention to detail and custom-designed advertising programs are generally beyond the capabilities of any of our client’s to perform in-house.

Our potential clients can exist in any business sector that relies on an appeal to individual retail customers or end-users of a product or service, or in any business that wishes to improve their public image or build their brand awareness in their particular marketplace.  For this reason, our clients could span virtually all business sectors.

Our cost of sales varies depending on the type of services or the exact type of work we are performing.  In general terms, if we propose work that specifies the provision of creative ideas, artwork and design, then we obtain non-binding price estimates from a number of potential sub-contractors to perform those functions, add a suitable and competitive administration fee and profit margin, before submitting the proposal to our potential client.  Our fees and profit margins are as aggressive at any given time as we feel the market will bear.  Those specific fees and margins might be stronger or weaker depending on many factors including but not limited to; general economic activity; advertising and marketing activity; number and quality of vendors offering marketing and advertising services; number and quality of subcontractors offering specified services; market prices of raw goods needed by subcontractors, such as trucking costs; paper and ink costs; US Postal rates; and other factors.

Growth

We are a young company although we have seasoned professionals as management.  We have a limited operating history and have relied on a small number of contracts.  Despite our limited operating history we have generated positive cash flow and net income.  Our present financial condition is stable and we expect to be able to operate profitably in the future.

In our next 12 months of operation, our primary focus will be to solidify our market share in the Southwest United States.  We would like to target the retail sales industry to be able to supply some of its marketing and advertising needs because of its pervasive scope.  We have not yet made meaningful progress penetrating this industry.  Our secondary focus will be to initiate our business presence in new geographic regions in other areas of North America, initially through an internet build-up, and eventually through the opening of additional sales offices.

Management expects to be able to maintain current creative control and head office functions in our existing Phoenix office.  Because our business model currently relies on strong and diverse relationships with various subcontractors and freelance professionals, we believe we can accommodate expected growth rates with little or no requirements for additional capital or infrastructure.

Our rate of expected growth cannot be determined because it relies in large part on the general strength of the overall economy and the advertising and marketing needs of divergent sectors within the broader economy.  Fundamentally, it is the rates of growth and sales of our clients that determines our potential growth rate.  Eventually our rate of growth could slow, based on the demands upon the time of our key personnel.  If our revenue and project growth exceeds the capacity of current management to properly execute future marketing projects, then we will need to determine whether to engage additional full time senior management at that time.

Management considers its current ability to provide exceptional customer service with creative intellectual capital to be our strongest asset.  As long as we continue to deliver these attributes to clients, we believe our business can grow successfully.

Sales and Payment

All significant marketing projects commence when a sizable deposit has been made by the client.  We do not incur significant external expenses, nor do we contractually expose ourselves to significant external expenses with subcontractors, until such time as performance payments from our clients are received.  We expect each contract to approximate the following schedule: a progress payment of 10% received at signing of contract; another progress payment of 30% received when the intellectual advertising material has been created and accepted by the client; another progress payment of 30% received before printing and production; and a final progress payment of 30% received before delivery to the U.S. Post Office.  Accordingly, we generally are not exposed to significant cash flow risks.

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  We record revenue when it is actually received.  Expenses such as printing and postage are not incurred until our client has submitted progress payments to cover such expenses.  Revenue received is not refundable to the client and we do not make performance claims that could expose us to future liabilities.

Because we do not actually print or produce hard goods, we have no significant capital equipment costs. Instead, our costs are mostly associated with the contracting out of services and production after we have already received payment from a client.  We have already achieved our first major milestone which was completion of a large advertising contract and are currently working on two smaller contracts.  This includes receiving progress payments; working with subcontractors including editor; designer; printer; and shipper; and, receiving final payment.  Our first large contract was successfully performed from start to finish in less than 90 days, which we expect to be typical of potential new contracts in the future.  In the future, we expect to be able to secure additional similar contracts, the exact completion time for which would be determined at the time of contract negotiations.  We would expect future completion periods to be approximately 90 days.

Since we generally offer a fixed price to our clients, there is a risk that we could underestimate our costs to perform such work and thus complete any given project at a loss. If we were to be exposed to sudden cost volatility and our costs to complete printing, design and editing were to rise sharply, there is no assurance we could obtain additional project funds from our clients. We generally do not require extended periods of time to execute our contracts and believe cost volatility is an acceptable business risk.

Inventory and Shipping

We do not warehouse any kind of inventory because we provide mainly intellectual services, with actual finished goods provided by subcontractors.  Delivery of advertising medium is generally achieved via U.S. Post.

Item 3.  Description of Property

Office Premises

We operate from our offices at Suite C102, 10000 North 31st Avenue, Phoenix, Arizona  85051.  Space is currently provided on a rent free basis by Velda King who is the President and Chief Executive Officer of our company.  Ms. King is not currently accruing rent.  This policy will be re-evaluated at the end of our first full fiscal year.  We are not a party to any lease.  It is anticipated that this arrangement will remain until we are able to generate significant revenue from operations and require additional space for warehousing or new employees.  Management believes that our current office space will meet our needs for the next 24 months.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Gerald R. Tuskey Director Suite 1000 409 Granville Street Vancouver, B.C. V6C 1T2	500,000 shares Direct Ownership	5.05%
Common	Lynwood S. Bell 3000 The Technology Campus P.O. Box 213 Anguilla, B.W.I.	500,000 shares Direct Ownership	5.05%
Common	Nicholas W. Baxter 782 South Seventh Street Central Milton Keynes Buckinghamshire MK9 2PT U.K.	1,500,000 shares Direct Ownership	15.14%
Common	Gillian M. Dougans 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%
Common	Graham Crabtree 294 Heywood House Anguilla, B.W.I.	500,000 shares Direct Ownership	5.05%
Common	Cody Bateman Suite 504 7831 Westminster Hwy. Richmond, B.C. V6X 4J4	500,000 shares Direct Ownership	5.05%
Common	Melanie Bell #1 Smithfield Manor, 5 Riddells Bay Road Warwick WK04 Bermuda	750,000 shares Direct Ownership	7.57%
Common	Chris Bunka 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%
Common	Sean Jordan Suite 1 1909 Queen Street East Toronto, Ontario M4L 1H3	750,000 shares Direct Ownership	7.57%
Common	Kevin Bell 1160 - 20th Avenue Prince Georgia, B.C.	750,000 shares Direct Ownership	7.57%

Common	Lloyd Blackmore 18 Queens Street St. Georges, Bermuda	750,000 shares Direct Ownership	7.57%
Common	Velda King Director Suite C102 10000 N. 31st Avenue Phoenix, Arizona 85051	10,000 shares Direct Ownership	0.10%
Common	Katrin Braun 8095 - 170th Street Surrey, B.C. V4N 4Y7	750,000 shares Direct Ownership	7.57%
Common	Ryan Bateman 2 Tablerock Avenue Pembroke, Bermuda HM04	750,000 shares Direct Ownership	7.57%
Common	Management as a Group including all executive officers (2) and directors (2)	510,000 shares Direct Ownership	5.15%

The balance of our outstanding common stock is held by 44 persons.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our directors and officers are as follows:

Name	Age	Position
Velda King	56	President, C.E.O. and Director
Gerald R. Tuskey	43	C.F.O., Secretary, Treasurer and Director

Our officers and directors will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officers serve at the will of the Board of Directors.  There are no family relationships between any executive officer or director.

Resumes

Velda King

Ms. King was appointed as a director and officer of our company on October 20, 2003.  Ms. King is an experienced publishing and marketing executive with a background in accounting and finance.  From 1982 - 1990, Ms. King was General Manager for Research Publications, Inc.  Ms. King was specifically focused on the accounting and marketing needs of clients.  From 1990 - current, Ms. King has been the owner and C.E.O. of Publishers Management Corp., a niche marketing and publishing company.  Publishers Management Corp. provides administrative and operations assistance to small, independent publishers and writers, including order processing and fulfillment, accounting and administration of printing and distribution.  Ms. King does not serve a director or officer of any public or reporting companies.

Gerald R. Tuskey

Mr. Tuskey was appointed as a director and officer of our company on October 20, 2003.  For the past 11 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Mr. Tuskey has 18 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of Arawak Energy Corporation (formerly A&B Geoscience Corporation) which is a publicly listed oil and gas exploration and development company with concession interests in the Republic of Azerbaijan.  Mr. Tuskey was a director of Arawak Energy Corporation from 1993 to 2002.  Mr. Tuskey takes primary responsibility for our company's capital structuring, financing activities and corporate and regulatory filings and compliance.

Mr. Tuskey is also a director and officer of Fidelity Capital Concepts Limited which is a reporting company under the Securities Exchange Act of 1934.  Mr. Tuskey served as a director of Fidelity Capital Concepts Limited from October 30, 1999 to February 29, 2000 and was then re-appointed a director on September 12, 2003.  Mr. Tuskey is responsible for Fidelity Capital Concepts Limited's capital structuring, financing activities and corporate and regulatory filings and compliance.  Fidelity Capital Concepts Limited is in the business of wholesale and retail garment sales through the internet and via mail order.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies.  Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies.  We do not have a right of first refusal to opportunities that come to management's attention.  No member of management is currently in a conflict of interest with respect to their service obligations to our company.

Item 6.  Executive Compensation

Management of our company earns the compensation set out in the following Summary Compensation Table.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Velda King President, C.E.O. and Director	2003 2004	$0.00 $12,000	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
Gerald R. Tuskey, C.F.O., Secretary, Treasurer and Director	2003 2004	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00

Item 7.  Certain Relationships and Related Transactions

Our company has not entered into any related party transactions.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.001 per share.  There are 9,905,100 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

*

that a broker or dealer approve a person's account for transactions in penny stocks; and

*

the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*

obtain financial information and investment experience and objectives of the person; and

*

make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

*

sets forth the basis on which the broker or dealer made the suitability determination; and

*

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are fifty eight (58) holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

We have no changes in or disagreements with our accountants.

Item 4.  Recent Sales of Unregistered Securities

On December 31, 2003, we issued 9,905,100 common shares at $0.01 per share to 58 subscribers.  9,872,100 of these shares were issued under Regulation S and 33,000 of these shares were issued under Rule 506 of Regulation D.  None of the purchasers who received shares under Regulation S are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering under Regulation S acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied.  The purchasers who received shares under Rule 506 of Regulation D warranted their eligibility as an "Accredited Investor" as that term is defined in Regulation D.

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Article VI of our Bylaws states certain indemnification rights.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation.  Excepted from that immunity in our articles of incorporation are:

(a)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)

the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our unaudited financial statements for the quarter ending March 31, 2004 and our audited financial statements for the year ended December 31, 2003 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Peterson Sullivan, PLLC, given on the authority of said firm as experts in accounting and auditing.

PACIFIC ALLIANCE VENTURES LTD.

BALANCE SHEET

March 31, 2004

(Unaudited)

ASSETS
Current Assets
Cash	$ 118,724
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Taxes payable	$ 649
Stockholders' Equity
Common stock, par value $.001, authorized 100,000,000
shares; issued and outstanding 9,905,100 shares	9,905
Additional paid-in capital	87,018
Retained earnings	21,488
118,411
Stock subscriptions receivable	(336)
118,075
$ 118,724

See Notes to Financial Statements

1

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2004

(Unaudited)

Revenues, marketing income	$ -
Expenses
Professional services	6,392
Salaries	3,000
Tax and licenses	452
Other	21
Net loss	$ (9,865)
Basic and diluted net loss per common share	$ (0.00)
Weighted average number of common shares outstanding	9,905,100

See Notes to Financial Statements

2

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period From January 1, 2004 to March 31, 2004

(Unaudited)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Total Stockholders' Equity

Balances, December 31, 2003	9,905,100	$ 9,905	$ 87,018	$ 31,353	$ (5,000)	$ 123,276
Cash received on subscribed common
stock					4,664	4,664
Net loss				(9,865)		(9,865)
Balances, March 31, 2004	9,905,100	$ 9,905	$ 87,018	$ 21,488	$ (336)	$ 118,075

See Notes to Financial Statements

3

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2004

(Unaudited)

Cash Flows From Operating Activities
Net loss	$ (9,865)
Adjustment to reconcile net loss to net cash from operating activities
Decrease in taxes payable	(6,468)
Cash flows from operating activities	(16,333)
Cash Flows From Financing Activity
Cash received on subscribed common stock	4,664
Net change in cash	(11,669)
Cash at the beginning of the period	130,393
Cash at the end of the period	$ 118,724
Cash paid for income taxes	$ 8,117

See Notes to Financial Statements

4

NOTES TO FINANCIAL STATEMENTS

Note 1.  Organization and Significant Accounting Policies

Organization

Pacific Alliance Ventures Ltd. ("the Company") was formed October 20, 2003 and is a marketing and advertising service provider.  The Company designs marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.

The Company conducts its business through offices in Phoenix, Arizona, and Vancouver, British Columbia, and intends to gradually increase its availability to corporate clients across North America.  The Company works with a number of freelance designers, writers, and editors who enable the Company to react to customer demands without the need to incur large fixed overhead costs.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

The Company designs marketing and branding campaigns in conjunction with its clients and relies on its ability to custom-design marketing solutions in response to client's needs to secure additional business.

Interim Period Financial Statements

The interim period financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").  Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations.  The interim period financial statements should be read together with the audited financial statements and accompanying notes included in the Company's audited financial statements for the period ended December 31, 2003.  In the opinion of the Company, the unaudited financial statements contained herein contain all adjustments necessary to present a fair statement of the results of the interim period presented.

Revenue Recognition

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  Any costs incurred on agreements in process are deferred until the agreement is complete.  Also, any advance payments from customers are deferred until the agreement is complete.  Completion of marketing service agreements occurs when the customer has approved and accepted the advertising materials.

 5

Earnings per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive securities during the period ended December 31, 2003.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Stock-Based Compensation

The Company has no stock-based compensation arrangements.  Should it enter into these types of arrangements, the Company intends to follow the recognition and measurement principles of APB Opinion No. 25,"Accounting for Stock Issued to Employees," and related interpretations.  Compensation cost for stock options granted to non-employees will be measured using the Black-Scholes valuation model at the date of grant multiplied by the number of options granted, amortized over the estimated life of the option.  This compensation cost will be recognized ratably over the vesting period.

6

PACIFIC ALLIANCE VENTURES LTD. FINANCIAL REPORT DECEMBER 31, 2003

  C:\filings\pacific alliance\sb-100225

C  O  N  T  E  N  T  S

       Page

INDEPENDENT AUDITORS' REPORT

1

BALANCE SHEET

2

STATEMENT OF OPERATIONS

3

STATEMENT OF STOCKHOLDERS' EQUITY

4

STATEMENT OF CASH FLOWS

5

NOTES TO FINANCIAL STATEMENTS

6 - 8

  C:\filings\pacific alliance\sb-10022

PETERSON SULLIVAN PLLC

601 UNION STREET    SUITE 2300    SEATTLE WA 98101   (206) 382-7777    FAX 382-7700

CERTIFIED  PUBLIC  ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Pacific Alliance Ventures Ltd.

Vancouver, British Columbia

We have audited the accompanying balance sheet of Pacific Alliance Ventures Ltd. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the period from October 20, 2003 (inception) to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Alliance Ventures Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the period from October 20, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

February 16, 2004

1

  C:\filings\pacific alliance\sb-10022

PACIFIC ALLIANCE VENTURES LTD.

BALANCE SHEET

December 31, 2003

ASSETS
Current Assets
Cash	$ 130,393
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Income tax payable	$ 7,117
Stockholders' Equity
Common stock, par value $.001, authorized 100,000,000
shares; issued and outstanding 9,905,100 shares	9,905
Additional paid-in capital	87,018
Retained earnings	31,353
128,276
Stock subscriptions receivable	(5,000)
123,276
$ 130,393

See Notes to Financial Statements

2

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF OPERATIONS

 For the Period From October 20, 2003 (Inception) to December 31, 2003

Revenues, marketing income	$ 217,500
Expenses
Coordination fee	175,000
Other	4,030
179,030
Income before tax	38,470
Income tax expense	7,117
Net income	$ 31,353
Basic and diluted earnings per share	$ 0.00

See Notes to Financial Statements

3

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF STOCKHOLDERS' EQUITY

 For the Period From October 20, 2003 (Inception) to December 31, 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Total Stockholders' Equity

Balances, October 20, 2003	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock for cash	9,405,100	9,405	82,518			91,923
Issuance of common stock not paid
for by December 31, 2003	500,000	500	4,500		(5,000)	-
Net income				31,353		31,353
Balances, December 31, 2003	9,905,100	$ 9,905	$ 87,018	$ 31,353	$ (5,000)	$ 123,276

See Notes to Financial Statements

4

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF CASH FLOWS

For the Period From October 20, 2003 (Inception) to December 31, 2003

Cash Flows From Operating Activities
Net income	$ 31,353
Adjustment to reconcile net income to net cash from operating activities
Increase in taxes payable	7,117
Cash flows from operating activities	38,470
Cash Flows From Financing Activity
Issuance of common stock	91,923
Net increase in cash and cash balance at December 31, 2003	$ 130,393

See Notes to Financial Statements

5

NOTES TO FINANCIAL STATEMENTS

Note 1.  Organization and Significant Accounting Policies

Organization

Pacific Alliance Ventures Ltd. ("the Company") is a marketing and advertising service provider.  The Company designs marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.

The Company conducts its business through offices in Phoenix, Arizona, and Vancouver, British Columbia, and intends to gradually increase its availability to corporate clients across North America.  The Company works with a number of freelance designers, writers, and editors who enable the Company to react to customer demands without the need to incur large fixed overhead costs.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.

The Company designs marketing and branding campaigns in conjunction with its clients and relies on its ability to custom-design marketing solutions in response to client's needs to secure additional business.

Cash

Cash includes cash balances held at a bank.  The Company, on occasion, has cash balances in excess of insured limits.

No cash payments for interest or income taxes were made during the period from October 20, 2003 (inception) to December 31, 2003.

Revenue Recognition

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  Any costs incurred on agreements in process are deferred until the agreement is complete.  Also, any advance payments from customers are deferred until the agreement is complete.

All revenue in 2003 was from one customer.

Advertising Costs

Advertising costs will be expensed as incurred.

6

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.  In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive securities during the period ended December 31, 2003.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Stock-Based Compensation

The Company has no stock-based compensation arrangements.  Should it enter these types of arrangements, the Company intends to follow the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.  Compensation cost for stock options granted to non-employees will be measured using the Black-Scholes valuation model at the date of grant multiplied by the number of options granted, amortized over the estimated life of the option.  This compensation cost will be recognized ratably over the vesting period.

Segment Reporting

Management considers the Company to operate on only one business segment.  Accordingly, any disclosures required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," are already incorporated in other financial statement disclosures.

Fair Value of Financial Instruments

Financial instruments consist of cash.  The fair value of cash balances approximates their carrying amounts.

7

New Accounting Standards

New accounting standards issued through the date of the independent auditors' report do not have an effect on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from the estimates that were used.

Note 2.  Income Taxes

As there are no temporary or permanent tax differences, income tax on income computed at statutory rates equals income tax expense.

The Company had no deferred tax differences at December 31, 2003.

8

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	By-Laws

*

Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC ALLIANCE VENTURES LTD.

Date:

June 4, 2004

By:

/s/Gerald R. Tuskey

Gerald R. Tuskey,

Chief Financial Officer and Director